As filed with the Securities and Exchange Commission on June 28, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2000
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _________________ to __________________

Commission file number: 1-9044

             A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE-WEEKS 401(k) PLAN

             B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE-WEEKS REALTY CORPORATION
600 East 96th Street, SUITE 100
INDIANAPOLIS, INDIANA 46240

DUKE-WEEKS 401(k) PLAN

Financial Statements with Supplemental Schedules

December 31, 2000 and 1999

(With Independent Auditors’ Report Thereon)

DUKE-WEEKS 401(k) PLAN

Index

Independent Auditors’ Report

Financial Statements:

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at End of Year

Schedule of Reportable Transactions

Independent Auditors' Report

The Associate Benefits Committee
Duke-Weeks 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Duke-Weeks 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audited standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Duke-Weeks 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Indianapolis, Indiana
June 6, 2001

DUKE-WEEKS 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2000 and 1999

	2000	1999
Assets held by Trustee:
Investments, at fair value:
Collective trust	$-	$2,730,501
Mutual funds	17,518,158	10,669,436
Common stock	13,282,431	7,494,214
Loans to participants	849,575	551,658
Other assets	-	1,228,913
Cash held for investment	1,421,439	11,718
Contributions receivable:
Participant	181,214	104,945
Employer	82,667	49,557
Net assets available for plan benefits	$33,335,484	$22,840,942

See accompanying notes to financial statements.

DUKE-WEEKS 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2000 and 1999

	2000	1999
Additions to net assets:
Contributions:
Participants' salary deferral	$3,915,493	$2,191,807
Employer matching of salary deferral	1,518,334	937,089
Employer discretionary contribution	1,189,835	711,248
Participants' rollover	1,159,960	661,057
	7,783,622	4,501,201
Investment income:
Net depreciation in fair value of investments	(1,629,509)	(759,698)
Interest and dividends	1,839,346	1,142,673
	209,837	382,975
Total additions	7,993,459	4,884,176
Deductions from net assets:
Benefits paid to participants	4,048,401	1,105,589
Administrative fees	10,376	-
Total deductions	4,058,777	1,105,589
Net increase	3,934,682	3,778,587
Transfer from merged plan	6,559,860	-
Net assets available for plan benefits:
Beginning of year	22,840,942	19,062,355
End of year	$33,335,484	$22,840,942

See accompanying notes to financial statements.

DUKE-WEEKS 401(k) PLAN
Notes to Financial Statements
December 31, 2000 and 1999

(1)        Description of Plan

The following description of the Duke-Weeks 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)        General

The Plan is a defined contribution plan sponsored by Duke-Weeks Realty Corporation (the Employer) covering all full-time employees who have completed six months of service as defined by the Plan and are age 21 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)        Contributions

Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percent that may be contributed, not to exceed 15% of a participant's compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers thirteen mutual funds, Duke-Weeks common stock, a money market fund, and a self-directed fund, which allows participants to direct their contributions into an investment of their choice.  The Employer matches participant contributions annually up to 3% of total compensation. The Employer matching contribution is limited to a participant's first $170,000 of compensation ($160,000 for 1999), and the contribution is invested in the common stock of the Employer. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer.

(c)         Participant Accounts

Each participant's account is credited with the participant's contribution, the Employer matching contribution, allocations of the Employer's discretionary contribution (when applicable), and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)        Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service.

(e)         Benefits

When a distribution is made upon termination of service or retirement, a participant's vested account balance is to be distributed in a lump-sum payment within 90 days.

(f)         Forfeitures

Participants who terminate employment and receive distribution of the vested portion of their account forfeit any non-vested portion of their account. Forfeitures are used to reduce the employer matching contributions. In 2000 and 1999, employer contributions were reduced by $200,000 and $32,379, respectively, from forfeited non-vested accounts.  As of December 31, 2000, there is $11,361 of additional forfeitures that have not yet been used to reduce employer matching contributions.

(g)        Merger

In February 2000, the Weeks Corporation 401(k) Plan, which was sponsored by Weeks Realty Corporation, a corporation that merged with Duke Realty Investments in 1999, was merged into the Duke-Weeks 401(k) Plan.  Total assets transferred from this plan totaled $6,559,860.

(2)        Summary of Significant Accounting Policies

(a)        Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of commitments at the date of financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(b)        Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

(c)         Investment Valuation

Mutual fund and common stock investments are stated at fair market value as determined by quoted market prices. The collective trust investments are stated at fair market value as reported by the trustee. Loans to participants are stated at the loaned amount, which approximates fair value because the interest rates charged approximate current market rates. Purchases and sales of securities are recorded on a trade-date basis.

(d)        Administrative Expenses

Trustee fees and other expenses, except participant loan fees, are paid directly by the Employer.

(e)         Tax Status

The Internal Revenue Service issued a determination letter on October 28, 1997 stating that the Plan qualifies for tax exempt status under the applicable provisions of the Internal Revenue Code. The Plan has since been amended. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Thus, contributions to the Plan and earnings thereon should not be taxable to a participant until distributed to the participant.

(3)        Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)        Investments

The following table represents the fair value of individual investments, which exceed five percent of the Plan’s net assets available for plan benefits as of December 31:
	2000	1999
Merrill Lynch Capital Fund, Inc. Class D Shares	$—	3,752,500
Merrill Lynch Equity Index Trust	—	1,743,090
GAM International Fund Class A Shares	—	1,312,030
Pimco Mid-Cap Growth Fund Class A Shares	—	2,164,545
Massachusetts Investors Trust	—	2,631,669
Self-Direct RCMA Option Fund	—	1,228,913
George Putnam Fund of Boston	3,556,936	—
Putnam Growth Opportunities Fund	2,311,248	—
Putnam Voyager II Fund	2,090,507	—
Putnam S & P 500	3,066,531	—
Putnam International Growth Fund	2,230,639	—
Duke-Weeks Realty Corporation Common Stock – Participant Directed	2,122,733	2,056,486
Duke-Weeks Realty Corporation Common Stock – Non-Participant Directed	10,408,644	5,437,728

             The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2000	1999
Collective trusts	$(88,227)	249,918
Common stock	2,339,583	(1,320,894)
Mutual funds	(3,880,865)	180,107
Participant self-directed fund	-	131,171
	$(1,629,509)	(759,698)

(5)        Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,
	2000	1999
Net assets:
Common stock	$10,408,644	5,437,728
Contributions receivable	82,667	49,557
	$10,491,311	5,487,285

	Years ended December 31,
	2000	1999
Changes in net assets:
Contributions	$2,759,921	1,668,544
Dividends	644,597	356,124
Net appreciation (depreciation)	2,069,561	(949,146)
Loan repayments	9,045	—
Benefits paid to participants	(849,865)	(281,615)
Administrative fees	(726)	—
Transfers from participant-directed investments	371,493	17,280
	$5,004,026	811,187

(6)        Cash Held for Investment

Cash held for investment represents an interest bearing money market fund that participants can elect.

(7)        Loans

Participant loans are limited to the lesser of $50,000 or 50% of the participant's contributed account balance. Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the commercial lending rates.

(8)        Benefits Payable

At December 31, 2000 and 1999, benefits payable to participants amounted to $190,933 and $141,699, respectively.

(9)        Party-In-Interest Transactions

The following investment funds are sponsored by Putnam, the Trustee:  George Putnam Fund of Boston, Growth and Income, Growth Opportunities, Global Equity, Research, OTC and Emerging Growth, Voyager II, Asset Allocation – Growth Portfolio, Balanced Portfolio, and Conservative Portfolio, S&P 500, International Growth, and U.S. Government Income Trust. In addition, investments are made in the common stock of the Employer and in 1999 the following investment funds were sponsored by Merrill Lynch, who was the Trustee: Retirement Preservation Trust, Equity Index Trust, Capital Fund, Inc. Class D Shares, and Growth Fund Class D Shares. Therefore, these transactions are considered to be party-in-interest transactions.

(10)      New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact upon adoption of SFAS No. 133 on the Plan Financial statements would be immaterial.

Schedule 1

DUKE-WEEKS 401(k) PLAN
Schedule of Assets Held at End of Year
December 31, 2000

Party-in- interest	Identity	Description of investment	Cost	Current value
	Mutual funds:
*	Putnam	George Putnam Fund of Boston		$3,556,936
*	Putnam	Putnam Fund for Growth and Income		1,605,249
*	Putnam	Putnam Growth Opportunities Fund		2,311,248
*	Putnam	Putnam Global Equity Fund		223,022
*	Putnam	Putnam Research Fund		130,549
*	Putnam	Putnam OTC and Emerging Growth Fund		1,071,216
*	Putnam	Putnam Voyager II Fund		2,090,507
*	Putnam	Putnam Asset Allocation - Growth Portfolio		143,991
*	Putnam	Putnam Asset Allocation - Balanced Portfolio		120,593
*	Putnam	Putnam Asset Allocation - Conservative Portfolio		141,628
*	Putnam	Putnam S & P 500		3,066,531
*	Putnam	Putnam International Growth Fund		2,230,639
*	Putnam	U.S. Government Income Trust		820,279
	Firsthand	Firsthand Technology Value Fund		5,770
				17,518,158
	Common stock:
*	Duke-Weeks Realty Corporation	Common stock – Participant Directed		2,122,733
*	Duke-Weeks Realty Corporation	Common stock – Nonparticipant Directed	$8,543,793	10,408,644
	Global Crossing LTD	Common stock – Participant Directed		5,367
	Agco Corp.	Common stock – Participant Directed		2,425
	AT&T Corporation	Common stock – Participant Directed		7,900
	AOL Time Warner	Common stock – Participant Directed		27,910
	American International Group, Inc.	Common stock – Participant Directed		18,431
	Applied Materials, Inc.	Common stock – Participant Directed		11,456
	Amgen, Inc.	Common stock – Participant Directed		21,739
	At Home Corp.	Common stock – Participant Directed		420
	Atmel Corp.	Common stock – Participant Directed		1,906
	Avaya, Inc.	Common stock – Participant Directed		134
	Bank of America	Common stock – Participant Directed		5,734
	Bank One Corp.	Common stock – Participant Directed		18,313
	Baxter International, Inc.	Common stock – Participant Directed		13,247
	Berkshire Hathaway Hldg. Class A	Common stock – Participant Directed		76,905
	Black & Decker	Common stock – Participant Directed		7,850
	Boeing Company	Common stock – Participant Directed		10,560
	Cigna Corp.	Common stock – Participant Directed		16,538
	Caterpillar, Inc.	Common stock – Participant Directed		5,204
	Cisco Systems, Inc.	Common stock – Participant Directed		42,419
	Colormax Technologies, Inc.	Common stock – Participant Directed		125
	Comcast Corp.	Common stock – Participant Directed		12,506
	Computer Associates Int'l, Inc.	Common stock – Participant Directed		19,500
	Compuware Corp.	Common stock – Participant Directed		5,000
	Conseco, Inc.	Common stock – Participant Directed		105,504
	Dell Computer Corp.	Common stock – Participant Directed		5,231
	Dial Corporation	Common stock – Participant Directed		3,300
	EMC Corporation	Common stock – Participant Directed		11,438
	Eastman Kodak Co.	Common stock – Participant Directed		2,953
	Edwards Lifescience Corp.	Common stock – Participant Directed		533
	Equity Office Properties Trust	Common stock – Participant Directed		3,263
	Gateway, Inc.	Common stock – Participant Directed		7,196
	General Electric Co.	Common stock – Participant Directed		29,769
	General Motors Corp.	Common stock – Participant Directed		3,311
	Genuine Parts Co.	Common stock – Participant Directed		6,547
	Genzyme Corp.	Common stock – Participant Directed		17,975
	Georgia Pacific Corp.	Common stock – Participant Directed		5,229
	Georgia Pacific Corp. Timber Grp.	Common stock – Participant Directed		5,988
	Guidant Corp.	Common stock – Participant Directed		26,969
	Halliburton Co.	Common stock – Participant Directed		10,875
	Home Depot, Inc.	Common stock – Participant Directed		4,569
	Intel Corp.	Common stock – Participant Directed		16,715
	Intimate Brands, Inc.	Common stock – Participant Directed		6,300
	LSI Logic Corp.	Common stock – Participant Directed		1,708
	Lucent Technologies, Inc.	Common stock – Participant Directed		2,322
	Microsoft Corp.	Common stock – Participant Directed		23,457
	Norfolk Southern Corp.	Common stock – Participant Directed		6,657
	Philip Morris Cos.	Common stock – Participant Directed		8,800
	President Casinos, Inc.	Common stock – Participant Directed		285
	Procter & Gamble Co.	Common stock – Participant Directed		2,196
	Charles Schwab Corp.	Common stock – Participant Directed		14,188
	Talk.com, Inc.	Common stock – Participant Directed		344
	Target Corp.	Common stock – Participant Directed		9,675
	Texas Instruments, Inc.	Common stock – Participant Directed		23,688
	Total Fina ELF	Common stock – Participant Directed		14,538
	Tribune Co.	Common stock – Participant Directed		8,450
	Wal Mart Stores, Inc.	Common stock – Participant Directed		15,938
	Worldcom, Inc.	Common stock – Participant Directed		12,629
	Xerox Corporation	Common stock – Participant Directed		925
				$13,282,431
	Loans to participants:
*	N/A	Participant loans at interest rates ranging from 8% to 10.5%		$849,575

Schedule 2

DUKE-WEEKS 401(k) PLAN

Schedule of Reportable Transactions

Year ended December 31, 2000

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred	Cost of Asset	Current Value on Transaction Date	Net Gain/ Loss
Duke-Weeks Realty Corporation	Common Stock - series of transactions	$3,484,322	-	-	-	3,484,322	-	-
Duke-Weeks Realty Corporation	Common Stock - one transaction	1,189,740	-	-	-	1,189,740	-	-
Duke-Weeks Realty Corporation	Common Stock - series of transactions	-	999,289	-	-	848,528	999,289	150,760

SIGNATURES

             THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE-WEEKS 401(k) PLAN

Date:	June 28, 2001	/s/ Dennis D. Oklak
Dennis D. Oklak
Plan Administrator

The Board of Directors
Duke-Weeks Realty Corporation:

We consent to incorporation by reference in the registration statement (No. 33-55727) on Form S-8 of Duke-Weeks Realty Corporation of our report dated June 6, 2001, relating to the statements of net assets available for plan benefits of Duke-Weeks 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules of assets held for investment purposes at the end of year and reportable transactions, which report appears in the December 31, 2000, annual report on Form 11-K of Duke-Weeks 401(k) Plan.

KPMG LLP
Indianapolis, Indiana
June 28, 2001